Exhibit 99.1

Rules 4.7.3 and 4.10.3(1)

Appendix 4G

Key to Disclosures
Corporate Governance Council Principles and Recommendations

Name of entity

Genetic Technologies Ltd

ABN/ARBN	Financial year ended
17 009 212 328	30 June 2015

Our corporate governance statement(2) for the above period above can be found at:(3)

☐            these pages of our annual report:

☒          this URL on our website:  http://www.gtgcorporate.com/investor-centre/corporate-governance

The Corporate Governance Statement is accurate and up to date as at 24 September 2015 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.

Date here:	24 September 2015

Sign here:	/s/ Brian Manuel
Company Secretary

Print name:	Brian Manuel

(1)  Under Listing Rule 4.7.3, an entity must lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of rule 4.10.3.

(2)  “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

(3)  Mark whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where the entity’s corporate governance statement can be found.

ANNEXURE — KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

PRINCIPLE 1 — LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.

the fact that we follow this recommendation:

☐              in our Corporate Governance Statement OR

☒             at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

… and information about the respective roles and responsibilities of our board and management (including those matters expressly reserved to the board and those delegated to management):

☒             at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.2

A listed entity should:

(a)            undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)            provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

		… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.5

A listed entity should:

(a)            have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

(b)            disclose that policy or a summary of it; and

(c)             disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:

(1)            the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or

(2)            if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

… the fact that we have a diversity policy that complies with paragraph (a):

☐              in our Corporate Governance Statement OR

☒             at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

… and a copy of our diversity policy or a summary of it:

☒             at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

… the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with our diversity policy and our progress towards achieving them:

☐               in our Corporate Governance Statement OR

☒             at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

… and the information referred to in paragraphs (c)(1) or (2):

☐               in our Corporate Governance Statement OR

Not applicable

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

1.6

A listed entity should:

(a)            have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)            disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☐              in our Corporate Governance Statement OR

☒            at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

… and the information referred to in paragraph (b):

☐              in our Corporate Governance Statement OR

☒            at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.7

A listed entity should:

(a)            have and disclose a process for periodically evaluating the performance of its senior executives; and

(b)            disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☐              in our Corporate Governance Statement OR

☒            at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

… and the information referred to in paragraph (b):

☐              in our Corporate Governance Statement OR

☒            at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

PRINCIPLE 2 - STRUCTURE THE BOARD TO ADD VALUE

2.1

The board of a listed entity should:

(a)            have a nomination committee which:

(1)            has at least three members, a majority of whom are independent directors; and

(2)            is chaired by an independent director,

and disclose:

(3)            the charter of the committee;

(4)            the members of the committee; and

(5)            as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; OR

(b)            if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

	[If the entity complies with paragraph (a):] … the fact that we have a nomination committee that complies with paragraphs (1) and (2): ☐ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Insert location here

… and a copy of the charter of the committee: ☐ at this location:

Insert location here

… and the information referred to in paragraphs (4) and (5): ☐ in our Corporate Governance Statement OR ☐ at this location:

Insert location here

[If the entity complies with paragraph (b):]

… the fact that we do not have a nomination committee and the processes we employ to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively:

☐              in our Corporate Governance Statement OR

☒            at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	… our board skills matrix: ☐ in our Corporate Governance Statement OR ☐ at this location:	☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Insert location here

2.3

A listed entity should disclose:

(a)            the names of the directors considered by the board to be independent directors;

(b)            if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and

(c)             the length of service of each director.

… the names of the directors considered by the board to be independent directors:

☐              in our Corporate Governance Statement OR

☒             at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

… where applicable, the information referred to in paragraph (b):

☐              in our Corporate Governance Statement OR

☐              at this location:

Not applicable

… the length of service of each director:

☐              in our Corporate Governance Statement OR

☒             at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

☐ an explanation why that is so in our Corporate Governance Statement

2.4	A majority of the board of a listed entity should be independent directors.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

2.6

A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.

		… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

PRINCIPLE 3 — ACT ETHICALLY AND RESPONSIBLY

3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	… our code of conduct or a summary of it: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement

PRINCIPLE 4 — SAFEGUARD INTEGRITY IN CORPORATE REPORTING

4.1

The board of a listed entity should:

(a)            have an audit committee which:

(1)            has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)            is chaired by an independent director, who is not the chair of the board,

and disclose:

[If the entity complies with paragraph (a):]

… the fact that we have an audit committee that complies with paragraphs (1) and (2):

☐               in our Corporate Governance Statement OR

☒             at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

(3)            the charter of the committee;

(4)            the relevant qualifications and experience of the members of the committee; and

(5)            in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; OR

(b)            if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

… and a copy of the charter of the committee:

☒          at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

… and the information referred to in paragraphs (4) and (5):

☐            in our Corporate Governance Statement OR

☒          at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

[If the entity complies with paragraph (b):]

… the fact that we do not have an audit committee and the processes we employ that independently verify and safeguard the integrity of our corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner:

☐               in our Corporate Governance Statement OR

☐               at this location:

Insert location here

4.2

The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance

☐              an explanation why that is so in our Corporate Governance Statement OR

☐              we are an externally managed entity that does not hold an annual general meeting and this recommendation is therefore not applicable

PRINCIPLE 5 — MAKE TIMELY AND BALANCED DISCLOSURE

5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	… our continuous disclosure compliance policy or a summary of it: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement

PRINCIPLE 6 — RESPECT THE RIGHTS OF SECURITY HOLDERS

6.1	A listed entity should provide information about itself and its governance to investors via its website.	… information about us and our governance on our website: ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement

6.2	A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.

… our policies and processes for facilitating and encouraging participation at meetings of security holders:

☐              in our Corporate Governance Statement OR

☒            at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

☐              an explanation why that is so in our Corporate Governance Statement OR

☐              we are an externally managed entity that does not hold periodic meetings of security holders and this recommendation is therefore not applicable

6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement

PRINCIPLE 7 — RECOGNISE AND MANAGE RISK

7.1

The board of a listed entity should:

(a)            have a committee or committees to oversee risk, each of which:

(1)            has at least three members, a majority of whom are independent directors; and

(2)            is chaired by an independent director, and disclose:

(3)            the charter of the committee;

(4)            the members of the committee; and

(5)            as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; OR

[If the entity complies with paragraph (a):]

… the fact that we have a committee or committees to oversee risk that comply with paragraphs (1) and (2):

☐              in our Corporate Governance Statement OR

☐              at this location:

☐ an explanation why that is so in our Corporate Governance Statement

Insert location here

… and a copy of the charter of the committee:

☐ at this location:

Insert location here

… and the information referred to in paragraphs (4) and (5):

☐ in our Corporate Governance Statement OR
☐ at this location:

Insert location here

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

(b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

[If the entity complies with paragraph (b):]

… the fact that we do not have a risk committee or committees that satisfy (a) and the processes we employ for overseeing our risk management framework:

☐               in our Corporate Governance Statement OR

☒             at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

7.2

The board or a committee of the board should:

(a)            review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

(b)            disclose, in relation to each reporting period, whether such a review has taken place.

		… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance	☐ an explanation why that is so in our Corporate Governance Statement

7.3

A listed entity should disclose:

(a)            if it has an internal audit function, how the function is structured and what role it performs; OR

(b)            if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

		[If the entity complies with paragraph (a):] … how our internal audit function is structured and what role it performs: ☐ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement

Insert location here

[If the entity complies with paragraph (b):]

… the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes:

☐               in our Corporate Governance Statement OR

☒             at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

… whether we have any material exposure to economic, environmental and social sustainability risks and, if we do, how we manage or intend to manage those risks:

☐              in our Corporate Governance Statement OR

☒            at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

☐ an explanation why that is so in our Corporate Governance Statement

PRINCIPLE 8 — REMUNERATE FAIRLY AND RESPONSIBLY

8.1

The board of a listed entity should:

(a)            have a remuneration committee which:

(1)            has at least three members, a majority of whom are independent directors; and

(2)            is chaired by an independent director, and disclose:

(3)            the charter of the committee;

(4)            the members of the committee; and

(5)            as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; OR

(b)            if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

[If the entity complies with paragraph (a):]

… the fact that we have a remuneration committee that complies with paragraphs (1) and (2):

☐              in our Corporate Governance Statement OR

☒            at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

… and a copy of the charter of the committee:

☒            at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

… and the information referred to in paragraphs (4) and (5):

☐              in our Corporate Governance Statement OR

☒            at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

[If the entity complies with paragraph (b):]

… the fact that we do not have a remuneration committee and the processes we employ for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive:

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

☐ in our Corporate Governance Statement OR ☐ at this location:

Insert location here

8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

… separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives:

☐              in our Corporate Governance Statement OR

☒            at this location:

http://www.gtgcorporate.com/investor-centre/corporate-governance

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

8.3

A listed entity which has an equity-based remuneration scheme should:

(a)            have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)            disclose that policy or a summary of it.

… our policy on this issue or a summary of it: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.gtgcorporate.com/investor-centre/corporate-governance

☐              an explanation why that is so in our Corporate Governance Statement OR

☐              we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR

☐              we are an externally managed entity and this recommendation is therefore not applicable

ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES

-

Alternative to Recommendation 1.1 for externally managed listed entities:

The responsible entity of an externally managed listed entity should disclose:

(a)            the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity;

(b)            the role and responsibility of the board of the responsible entity for overseeing those arrangements.

		… the information referred to in paragraphs (a) and (b): ☐ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement

Insert location here

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …

-	Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.	… the terms governing our remuneration as manager of the entity: ☐ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement

Insert location here

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

Genetic Technologies Limited and its Board are committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to review its corporate governance framework and practices to ensure they meet the interests of shareholders.

The Company and its controlled entities together are referred to as the “Group” in this statement.

Reference is made to the revised Corporate Governance Principles and Recommendations issued and revised from time to time by the ASX Corporate Governance Council.  The Board believes that all concepts of the revised Principles and Recommendations have been satisfied, however the Board is realistic with respect to the relative size and nature of the Company and have implemented the Recommendations accordingly.  The Company endeavours to ensure exceptions to the guidelines do not have negative impact on the best interests of shareholders.

While in most respects the Company complies with the Recommendations, it is recognised that the development and implementation of policies and practices is an ongoing process that evolves with the needs of the business and its stakeholders.

A description of the Group’s main corporate governance practices is set out below. All of these practices, unless otherwise stated, were in place for the entire year.

The following Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was completely revised and subsequently approved by the Company’s shareholders in November 2005.

•             The Company’s Constitution;

•             Board Charter;

•             Audit Committee Charter;

•             Remuneration Committee Charter;

•             Board Performance Evaluation Policy;

•             Board Protocol;

•             Code of Conduct;

•             Continuous Disclosure Policy;

•             Diversity Policy;

•             Risk and Compliance Policy;

•             Securities Trading Policy;

•             Shareholder Communications Policy; and

•             Whistle-blower Policy.

ASX PRINCIPLES AND RECOMMENDATIONS

Principle 1: Lay solid foundations for management and oversight

The relationship between the Board and Management is critical to the Group’s success.  The Directors are responsible to the shareholders for the performance of the Group in both the short and longer terms and seek to balance sometimes competing objectives in the best interests of the Group as a whole.  Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.

1.1 Responsibilities of the Board

The responsibilities of the Board include:

•             providing strategic guidance to the Group, including contributing to the development of and approving the Group’s corporate strategy;

•             reviewing and approving business plans, the annual budget and financial plans, including available resources and major capital expenditure initiatives;

•             overseeing and monitoring:

•             organisational performance and the achievement of the Group’s strategic goals and objectives;

•             compliance with the Company’s Code of Conduct; and

•             progress of major capital expenditures and other significant projects, including any acquisitions or divestments;

•             monitoring the Group’s financial performance, including approval of the annual and half-year financial reports and regular liaison with the Company’s auditors;

•             appointment, performance assessment and, if necessary, removal of the Chief Executive Officer;

•             ratifying the appointment and/or removal and contributing to the performance assessment for the members of the Senior Leadership Team;

•             ensuring there are effective management processes in place for approving major corporate initiatives;

•             enhancing and protecting the reputation of the organisation;

•             overseeing the operation of the Group’s system for compliance and risk management reporting to shareholders; and

•             ensuring appropriate resources are available to senior Management to enable them to implement the strategies approved by the Board.

Day-to-day management of the Group’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Chief Executive Officer and the senior executives as set out in the Group’s delegations policies.  These delegations are reviewed by the Board from time to time.

1.2 New director appointments and elections

Before appointing a director or putting forward a candidate to shareholders for election, the Board will undertake appropriate background checks.  The commitments of Non-executive Directors are considered prior to their appointment to the Board and are reviewed regularly. Prior to appointment or being submitted for re-election, each Non-executive Director is required to specifically acknowledge that they have and will continue to have the time available to discharge their responsibilities to the Company.

The Board will also provide all material information which is relevant to whether or not a person should be elected or re-elected to shareholders (including information relating to independence and a recommendation regarding support or otherwise to the candidate’s appointment or election).

When a need to appoint a new Director is to be considered, the Board considers the range and breadth of skills, experience and expertise on the Board, and compares that to future needs.  From this, a short-list of candidates with appropriate skills and experience gets considered.

A number of channels are used to source candidates to ensure the Company benefits from a diverse range of individuals in the selection process.  Where necessary, advice is sought from independent search consultants.

The full Board then appoints the most suitable candidate who must stand for election at the Company’s next AGM.  The nomination of existing Directors for reappointment is not automatic and is partly contingent on their past performance, contribution to the effective operation of the Board and the current and future needs of both the Board and Company.  The Board is aware of the advantages of Board renewal and succession planning.

Notices of meetings for the election of Directors comply with the ASX Corporate Governance Council’s best practice recommendations.

1.3 Written agreements with Directors and Senior Executives

New Directors receive a letter of appointment, which outlines the Company’s expectations in relation to participation, time commitments and compliance with policies and regulatory requirements. As with all employees, senior executives are required to sign employment agreements setting out the key terms of employment.

Non-executive Directors are expected to spend adequate time preparing for and attending Board and Sub-Committee meetings and associated activities.  The number of meetings of the Company’s Board of Directors and of each Board Sub-Committee held are disclosed in each Annual Report.

The commitments of all Non-executive Directors are considered by the Board prior to the Director’s appointment to the Board and are reviewed each year as part of the annual performance assessment.

Prior to appointment or being submitted for re-election, each Non-executive Director is required to specifically acknowledge that they have, and will continue to have, the time available to discharge their responsibilities to the Company.

1.4 Company Secretary

The Company Secretary is accountable directly to the Board, through the Chair, on all matters related to the proper functioning of the Board.

1.5 Diversity Policy

The Company values diversity and recognises the benefits it can bring to the organisation’s ability to achieve its goals.  Accordingly, the Company has developed and introduced a diversity policy which outlines its diversity objectives in relation to gender, age, cultural background, ethnicity and other factors.  It includes requirements for the Board to establish measurable objectives for achieving diversity, and for the Board to assess annually both the objectives, and the Company’s progress made in achieving them.

In accordance with the Company’s Diversity Policy and ASX Corporate Governance principles, the Board has established various objectives in relation to gender diversity.  The aim is to achieve these objectives over the coming years as relevant positions become vacant and appropriately-skilled candidates are available.

•                  Overall and Management — equal representation, however the “best fit” of a person is of much more importance

•                  Board — at least one female director

The Company is aware of the benefits of diversity, not only from gender but from a wide range of different backgrounds, cultures, experiences, ethnicity, etc. to leverage the widest possible pool of available talent.

As at the most recent year end reporting date, being 30 June 2015, the Group’s gender diversity mix is:

	Female	Male
Total staff	79%	21%
Senior management	57%	43%
Board	—	100%

Senior management is defined as a manager who has a relatively high leadership role in the day-to-day responsibilities of managing the Company.

It is noted that the Company currently has a high level of both gender and general diversity, however given the relatively small number of total employees, a change of one or few employees may have a significant impact on the measurable diversity objectives.

1.6 Board, committee and director performance

The performance of the Board, its Chair and its committees is considered each year by the full Board in an open format.  This process is led by the Chair, may be formal or informal and was last done for the 2015 financial year.

The assessment also considers the adequacy of the Company’s induction and continuing education processes, access to information and the support provided by the Company Secretary.

Members of the executive may be invited to contribute to this appraisal process.

1.7 Senior executive performance

The appraisal of senior executives is an ongoing process throughout the year with an annual appraisal considered by the Chief Executive Officer(CEO)/ Remuneration Committee during the annual remuneration review, the latter last taking place at the end of the most recent financial year.

Principle 2: Structure the Board to add value

The Board operates in accordance with the broad principles set out in its Charter which provides details of the Board’s composition and responsibilities.

Conflict of interests

In accordance with good governance practices, all Directors are required to declare all interests in dealings with the Company and are required to take no part in decisions relating to them.  In addition, those Directors are not entitled to receive any papers from the Group pertaining to those dealings.  No declarations were received from any Directors during the most recent financial year.

Independent professional advice

All Directors and members of the Board’s Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company’s expense.  Prior written approval from the Chair is required, but such approval will not be unreasonably withheld.

Board Sub-Committees

The Board has established Committees to assist in the execution of its duties and to allow detailed consideration of complex issues.  The current Committees of the Board are the Audit and Remuneration Committees.  The Audit Committee is comprised entirely of Non-executive Directors whereas the Remuneration Committee has a majority of Non-executives.  The Committee structure and membership is reviewed on an annual basis.

Each Committee has its own written Charter setting out its role and responsibilities and that of its members, its composition, structure, membership requirements and the manner in which the Committee is to operate.  Both of these Charters are reviewed on an annual basis and are available on the Company’s website.  All matters determined by the Committees are submitted to the full Board as recommendations for Board decisions.

Minutes of Committee meetings are tabled at the subsequent Board meeting.  Additional requirements for specific reporting by the Committees to the Board are addressed in the Charter of the individual Committees.

2.1 Nomination committee

Given the nature and size of the Company’s operations, the Board has decided against the use of a separate nomination committee.  This function is undertaken by the full Board.

2.2 Board skills matrix

Given the nature and size of the Company, the Board has yet to utilise a formal Board skills matrix.  This to-date informal process will be re-evaluated as the Company grows.

2.3 Board composition & independence

The Charter states that:

•             the Board is to be comprised of both executive and Non-executive Directors with a majority of Non-executive Directors.  Non-executive Directors bring a fresh perspective to the Board’s consideration of strategic, risk and performance matters;

•             in recognition of the importance of independent views and the Board’s role in supervising the activities of Management, the Chair must be an independent Non-executive Director, the majority of the Board must be independent of Management and all Directors are required to exercise independent judgement and review and constructively challenge the performance of the Senior Leadership Team;

•             the Chair is elected by the full Board and is required to meet regularly with the Chief Executive Officer;

•             the Company should, where practical, maintain a mix of Directors on the Board from different genders, age groups, ethnicity and cultural and professional backgrounds who have complementary skills and experience;

•             the Board is to establish measurable Board gender diversity objectives and assess annually the objectives and progress made in achieving them; and

•             the Board should undertake an annual Board performance review and consider the appropriate mix of skills required by the Board to maximise its effectiveness and its contribution to the Group.

The Board seeks to ensure that:

•             at any point in time, its membership represents an appropriate balance between Directors with experience and knowledge of the Group and Directors with an external or fresh perspective; and

•             the size of the Board is conducive to effective discussion and efficient decision-making.

The Board has adopted specific principles in relation to the independence of its Directors.  These state that, when determining independence, a Director must be a Non-executive and the Board should consider whether the Director:

•             is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;

•             is, or has been, employed in an executive capacity by the Company or any other Group entity within three years before commencing his or her service on the Board;

•             within the last three years has been a principal of a material professional adviser or a material consultant to the Company or any other Group entity, or an employee materially associated with the service provided;

•             is a material supplier or customer of the Company or any other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•             has a material contractual relationship with the Company or a controlled entity other than as a Director of the Group; and

•             is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s independent exercise of his or her judgement.

Materiality for these purposes is determined on both quantitative and qualitative bases.  An amount of over five percent of annual turnover of the Company or Group or five percent of the individual Directors’ net worth is considered material for these purposes.  In addition, a transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders’ understanding of the Director’s performance.

Recent thinking on corporate governance has introduced the view that a Director’s independence may be perceived to be impacted by lengthy service on the Board.  To avoid any potential concerns, the Board has determined that a Director will not be deemed independent if he or she has served on the Board of the Company for more than ten years.  The Board will continue to monitor developments on this issue as they arise.

The Board assesses independence each year.  To enable this process, the Directors must provide all information that may be relevant to the assessment.

The Company’s Constitution specifies that all Non-executive Directors must retire from office no later than the third Annual General Meeting (“AGM”) following his or her last election.  Where eligible, a Director may stand for re-election.

2.4 Independent Directors

Details of the members of the Board, their experience, expertise, qualifications, term of office, relationships affecting their independence and their independent status are set out in each Annual Report and on the Company website.  As at the date of signing the most recent Directors’ Report, all four Non-executive Directors did not have any relationships which may adversely affect their independence and, as such, they are deemed independent under the principles set out above.

2.5 Chair and Chief Executive Officer (“CEO”)

The Chair is responsible for leading the Board, ensuring that Directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board’s relationship with the Company’s Senior Leadership Team.  In accepting the position, the Chair acknowledges that it will require a significant time commitment and confirms that other positions will not hinder his or her effective performance in that role.

The CEO is responsible for implementing Group strategies and policies.  The Board Charter specifies that these are separate roles to be undertaken by separate people.

2.6 Induction

The induction provided to new Directors enables them to actively participate in Board decision-making as soon as possible.  It ensures that they have a full understanding of the Company’s financial position, strategies, operations, culture, values and risk management policies.  The induction ensures new Directors understand the respective rights, duties, responsibilities, interaction and roles of the Board and the Senior Leadership Team and the Company’s meeting arrangements.

Principle 3: Act ethically and responsibly

3.1 Code of conduct

The Company has developed a statement of values and a Code of Conduct (the “Code”) which has been fully endorsed by the Board and applies to all Directors.  The Code is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the Group’s integrity and to take into account legal obligations and reasonable expectations of the Company’s stakeholders.

In summary, the Code requires that at all times Directors and employees act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and Company policies.

The purchase and sale of Company securities by Directors and employees is governed by the Securities Trading Policy.  Such trading is not permitted during the two-month periods immediately following the end of the Company’s two financial half-years, i.e. after 31 December and 30 June of each year.  Any transactions undertaken by Directors outside of these periods must be notified to the Company Secretary in advance.

The Code requires employees who are aware of unethical practices within the Group or breaches of the Company’s Securities Trading Policy to report such breaches in compliance with the Company’s whistle-blower policy which can be done anonymously.

The Directors are satisfied that the Group has complied with its policies on ethical standards, including trading in the Company’s securities.

Principle 4: Safeguard integrity in financial reporting

4.1 Audit Committee

The Audit Committee operates in accordance with a Charter and all members must be financially literate, considered to be independent Directors and have an appropriate understanding of the industry in which the Group operates.

As at the most recent year end reporting date, being 30 June 2015, the Audit Committee consisted of Mr Grahame Leonard AM (Chair of the Committee), Dr Lindsay Wakefield and Dr Paul Kasian, all of whom are independent.

The main responsibilities of the Audit Committee are to:

•             review, assess and approve the annual reports, the half-year financial reports and all other financial information published by the Company or released to the market;

•             assist the Board in reviewing the effectiveness of the organisation’s internal control environment covering:

•             effectiveness and efficiency of operations;

•             reliability of financial reporting; and

•             compliance with applicable laws and regulations;

•             oversee the effective operation of the Company’s risk management framework;

•             recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess their performance;

•             consider the independence and competence of the external auditor on an ongoing basis;

•             review and approve the level of non-audit services provided by the Group’s external auditors and ensure that it does not adversely impact on the auditors’ independence;

•             review and monitor all related party transactions and assess their propriety; and

•             report to the Board on matters relevant to the Audit Committee’s role and responsibilities.

In fulfilling its responsibilities, the Audit Committee:

•             receives regular reports from management and the Company’s external auditors;

•             meets with the external auditors at least twice a year, or more frequently if necessary, and may hold in-camera discussions with the external auditors without the presence of management;

•             reviews the processes the CEO and Chief Financial Officer (CFO) have in place to support their annual certifications to the Board;

•             reviews any significant disagreements between the auditors and Management, irrespective of whether they have been resolved; and

•             provides the external auditors with a clear line of direct communication at any time to either the Chair of the Audit Committee or, if necessary, the Chair of the Board.

The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

4.2 CEO/ CFO declarations

Before the Audit Committee recommends, and the Board approves, the Company’s financial statements for the half year or full year, the CEO and CFO are required to provide a declaration that, in their opinion, the financial records of the Group have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively. Such a declaration has been provided in respect of the 2015 full year financial statements.

4.3 External auditors

The Company policy is to appoint external auditors who clearly demonstrate quality of service and independence.  The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs.  PricewaterhouseCoopers (“PwC”) was appointed as the external auditor in 2009.  It is PwC’s policy to rotate audit lead engagement partners on listed companies at least every five years.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in each Annual Report both in the Directors’ Reports and in the notes to the financial statements.  It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee which is reproduced in the Company’s Annual Report.

The external auditor attends the Company’s AGM and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principle 5: Make timely and balanced disclosure

The Company is committed to disseminating information to shareholders in a fair, timely and cost efficient manner and has developed a continuous disclosure and shareholder communication policy to ensure compliance with the ASX Listing Rules and the National Association of Securities Dealers Automated Quotation “NASDAQ” to facilitate effective communication with shareholders.  This policy is disclosed on the Company website.

Principle 6: Respect the rights of shareholders

6.1 Website information

The Company provides ready access to its shareholders and members of the public to information about the Company and its governance on its website www.gtgcorporate.com which is regularly updated with latest information.

Price sensitive information is only loaded to the website after it is duly released to the ASX and NASDAQ.

6.2 Investor relations program

The Company Secretary has been nominated as the person responsible for communications with the ASX and NASDAQ.  This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All information disclosed to the ASX is posted on the Company’s website as soon as it is disclosed to the ASX.  When analysts are briefed on aspects of the Group’s operations, any new or refreshed material used in the presentation is released to the ASX and posted on the Company’s website.  Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the market.

6.3 Participation at meetings

To engage with shareholders and to encourage participation at meetings, the Board provides information to shareholders and the market in several ways:

•                                         Directly releasing announcements with copies of these announcements immediately placed in the announcements section of the website.

•                                         The Annual General Meeting (AGM) provides an opportunity for the shareholders to communicate with the Board through presentations on the Company’s businesses and current trading.  Shareholders are encouraged to attend the AGM and to use the opportunity to ask questions on any matter.

•                                         The CEO regularly meets major investors to understand their issues and concerns. No new material price sensitive information is provided at such meetings. Other Non-executive Directors or the CFO may attend such meetings if requested. The CEO reports to the Board on the matters discussed at meetings with major investors.

6.4 Electronic communication with the Company and its share registry

The Company’s website also enables users to provide feedback and has an option for shareholders to register their email address for direct email updates on Company matters.

All shareholders are entitled to receive a hard copy of the Company’s Annual Reports which are also available for download on its website.

Principle 7: Recognise and manage risk

7.1 Risk committee

Given the nature and size of the Company’s operations, the Board has decided against the use of a separate risk committee.

The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with those risks and opportunities.  The Board believes that it is important for all Directors to be a part of this process and the Board takes ultimate responsibility for the recognition and management of risk.

Oversight of the compliance and control mechanisms for risk management has been delegated to the Audit Committee through its Charter.

7.2 Risk management

The Company takes a proactive approach to risk management which is managed by the senior executives under guidance provided by the Board and the Audit Committee.

The Board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control.

The Board is to ensure that there are adequate policies in relation to risk management, compliance and internal control systems.  Through the Audit Committee, they monitor the Company’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks.  In providing this oversight, the Committee:

•             reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Company’s risk management system;

•             reviews Company-wide objectives in the context of the above-mentioned categories of corporate risk;

•             reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Company’s exposure to risk;

•             reviews and recommends the delegations of financial authorities and addresses any need to update these authorities on an annual basis; and

•             reviews compliance with agreed policies.

The Committee recommends any actions it deems appropriate to the Board for its consideration.

Management is responsible for designing, implementing and reporting on the adequacy of the Company’s risk management and internal control system and has to report to the Audit Committee on the effectiveness of:

•             the risk management and internal control system during the year; and

•             the Company’s management of its material business risks.

7.3 Internal audit

Given the size of the Company, there is no separate internal audit function. Risk assessments are carried out as required with risk mitigation strategies utilised to minimise the chance of the risks occurring and to ameliorate any negative impact.

The Company furthermore engages an independent professional service provider to carry out an annual review of the Company’s internal controls on a targeted basis where risks are identified or additional assurance of controls is desirable.  The results of the review are reported directly to the Audit Committee.

7.4 Sustainability risks and management

The Company’s key economic, environmental and social sustainability risks are outlined in each Annual Report under the heading “Material Business Risks”. In addition to the risk assessment and management strategies previously outlined, as required the Company utilises a number of risk mitigation strategies including employing appropriately qualified staff, using external advisors, holding appropriate insurance, etc.

Principle 8: Remunerate fairly and responsibly

8.1 Remuneration committee

The Board has established a Remuneration Committee which is structured so that the Committee is chaired by a Non-executive Director and consists of at least three members, the majority of whom are independent Non-executive Directors.

The remuneration policy, which sets the remuneration terms and conditions for the CEO and other senior executives, is developed by the Remuneration Committee and approved by the Board.  Although a member of the Remuneration Committee, the CEO is not involved in the determination of his or her own remuneration.

The Remuneration Committee is empowered to investigate any matter brought to its attention and has direct access to any employee or any independent experts and advisors as it considers appropriate in order to ensure that its responsibilities can be carried out effectively.

8.2 Non-executive and executive remuneration

Each employee signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination.  The standard contract refers to a specific formal job description.  Job descriptions are reviewed by the CEO on a regular basis and, where necessary, is revised in consultation with the relevant employee and the Board.

Information on Directors’ and Executives’ remuneration, including principles used to determine remuneration, is disclosed regularly via Annual Reports under the section “Remuneration Report”.

Executive Directors and senior management may receive a mix of fixed and variable pay, comprising both cash and equity incentives. Non-executive Directors receive fees only and do not receive bonus payments or equity incentives. Non-executive Directors do not receive termination/retirement benefits, whereas executive Directors and senior management are entitled to termination payments in accordance with the terms of their contracts.

8.3 Prohibition on hedging of unvested/restricted entitlements

In accordance with Company policy, participants in equity-based remuneration plans are not permitted to enter into transactions that would limit the economic risk of options or other unvested entitlements. Details in relation to this policy are contained in the securities dealing policy available on the Company website.